Exhibit 2.1
Execution Copy
ASSET PURCHASE AGREEMENT

between
AMERICAN MEDICAL SYSTEMS, INC.
and
COOPERSURGICAL, INC.
Dated as of February 16, 2010

List of Schedules

l.l(a)	Employees
l.l(b)	Excluded Names, Logo and Marks
l.l(c)	Other Excluded Assets
l.l(d)	Knowledge of Parent
l.l(e)	Permitted Encumbrances
l.l(f)	Target Working Capital
2.1(a)(i)	Equipment
2.1(a)(ii)	Assumed Contracts
2.1(a)(iii)	Inventories
2.1(a)(iv)	Purchased IP Rights
2.1(a)(v)	Product Registrations
2.1(a)(viii)	Accounts Receivable
2.1(a)(xi)	Prepaid Expenses, Advances and Deposits
2.4	Allocation of Purchase Price
3.3	Noncontravention
3.4	Governmental Consents
3.5	Financial Information
3.6	Material Occurrences
3.7	Litigation and Claims
3.8	Compliance with Laws; Permits
3.9	Product Registrations
3.10(a)	Material Contracts
3.10(b)	Disclosures Regarding Assumed Contracts
3.1 l(a)	Intellectual Property
3.1l(b)	Title; Infringements
3.13	Taxes
4.5	Purchaser Consents
4.6	Purchaser Litigation and Claims
5.5	Designated Employees

List of Exhibits
A Form of Bill of Sale and Assumption Agreement

B Form of Transition Agreement

C Form of License Agreement

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of February 16, 2010 by and between American Medical Systems, Inc., a Delaware corporation (“Parent”), and CooperSurgical, Inc., a Delaware corporation (“Purchaser”).
RECITALS:
     WHEREAS, the Parent, through itself and its Affiliates, is engaged in the Business (as defined below);
     WHEREAS, the Asset Selling Corporations (as defined below) own the Conveyed Assets (as defined below); and
     WHEREAS, the parties hereto desire that the Asset Selling Corporations shall sell and transfer to Purchaser and Purchaser shall purchase from the Asset Selling Corporations all of the Conveyed Assets and assume all of the Assumed Liabilities (as defined below), upon the terms and conditions set forth herein;
AGREEMENT
     NOW, THEREFORE, in consideration of the above recitals, which are hereby incorporated by reference herein, of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS AND TERMS
     1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:
     “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person specified. The term “control” as used in the immediately preceding sentence, means the ownership of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation and more than 50% of the voting power in the case of a business entity other than a corporation.
     “Agreement” shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof, and all Exhibits and Schedules hereto.
     “Allocation” shall have the meaning set forth in Section 2.4 hereof.
     “Asset Selling Corporation” shall mean, individually, Parent, AMS Research Corporation, a Delaware corporation, AMS Sales Corporation, a Delaware corporation and Laserscope, a California corporation (collectively referred to herein as the “Asset Selling Corporations”).

     “Assumed Contracts” shall have the meaning set forth in Section 2. l(a)(ii) hereof.
     “Assumed Liabilities” shall have the meaning set forth in Section 2.l(c) hereof.
     “Bill of Sale and Assumption” shall have the meaning set forth in Section 2.5(b)(i) hereof.
     “Business” shall mean Parent’s Her Option® global endometrial ablation business in the manner conducted by Parent and the other Asset Selling Corporations on the date hereof, including the manufacturing of the Her Option Cryoablation Console No. CGI.
     “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in Minneapolis, Minnesota, USA are authorized or obligated by law or executive order to close.
     “Claim” shall have the meaning set forth in Section 6.4 hereof.
     “Claim Notice” shall have the meaning set forth in Section 6.4 hereof.
     “Closing” shall mean the closing of the transactions contemplated by this Agreement.
     “Closing Date” shall have the meaning set forth in Section 2.5(a) hereof.
     “Code” shall mean the United States Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” shall mean that certain mutual confidentiality agreement dated August 6, 2008, as amended, March 31, 2009, between Parent and Purchaser.
     “Confidential Information” shall have the meaning set forth in Section 7.8 hereof.
     “Consolidated Business Adjustments” shall mean those adjustments and changes to the financial statements and accounts of the Asset Selling Corporations and their Affiliates with respect to the Business (i) to remove and eliminate all accounts (including accounts payable and accounts receivable) among or between the Asset Selling Corporations and their Affiliates with respect to the Business, (ii) to remove and eliminate the effect of transactions between the Asset Selling Corporations and/or their Affiliates with respect to the Business, and (iii) to remove and eliminate any other charges, payables, receivables or other accounts between or among the Asset Selling Corporations and their Affiliates with respect to the Business, except for third-party expenses allocated or charged to the Business.
     “Conveyed Assets” shall have the meaning set forth in Section 2.1(a) hereof, it being understood that the Conveyed Assets do not include the Excluded Assets.
     “Disclosure Schedules” shall have the meaning set forth in the preamble to Article 3 hereof.
     “Employee” shall mean all individuals employed by the Business and listed on Schedule 1.1(a) hereto.

     “Equipment” shall have the meaning set forth in Section 2.1(a)(i) hereof.
     “Excluded Assets” shall mean, with respect to any Asset Selling Corporation, (i) all cash and cash equivalents, (ii) all intercompany accounts receivable, (iii) all losses, loss carryforwards and rights to receive refunds, credits and credit carryforwards with respect to any and all Taxes, to the extent attributable to a taxable period ending on or prior to the Closing Date, including interest thereon, (iv) its corporate books and records, (v) all insurance recoveries due to it and relating to periods prior to the Closing Date, (vi) except as expressly set forth herein, all assets of any of its employee benefit plans, (vii) the “American Medical Systems” name and logo and any and all rights to the trade names and trademarks listed on Schedule 1.1(b), (viii) stock, shares, units, interests and other ownership and/or equity or debt securities held by an Asset Selling Corporation in another entity, (ix) any and all assets not used exclusively in the Business except to the extent such assets are listed on Schedules 2.1(a)(i), (ii), (iii), (iv) or (viii) or Schedule 3.9, (x) all assets to be retained by the Asset Selling Corporations and their Affiliates but being used by them in providing services to Purchaser pursuant to the Transition Agreement, (xi) all rights existing under all contracts to which any Asset Selling Corporation is a party, except for any Assumed Contracts, (xiii) any Asset Selling Corporation’s rights under or pursuant to this Agreement and agreements entered into pursuant to this Agreement, (xiv) control of the attorney-client privilege with respect to any Asset Selling Corporation or its Affiliates, (xv) any assets listed on Schedule 1.1(c), and (xvi) assets not specifically listed and identified in Section 2.1(a).
     “Excluded Liabilities” shall have the meaning set forth in Section 2.1(d) hereof.
     “Final Working Capital” shall have the meaning set forth in Section 2.3(c) hereof.
     “Financial Statements” shall mean the financial data set forth in Schedule 3.5 hereto.
     “Governmental Authority” shall mean any supranational, national, federal, state or local judicial, legislative, executive or regulatory authority.
     “Governmental Authorization” shall mean all licenses, permits, certificates and other authorizations and approvals required to carry on the Business as conducted as of the date of this Agreement under the applicable laws, ordinances or regulations of any Governmental Authority.
     “Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
     “Hired Employees” has the meaning given to it in Section 5.5.
     “Income Tax” or “Income Taxes” shall mean all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including any capital gains, minimum taxes and any Taxes on items of tax preference, but not including sales, use, real or personal property transfer or other similar Taxes), (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by, or calculated with respect to is described in clause (i) above, or (iii) withholding taxes measured by, or calculated with respect to, distributions (other than wages).

     “Indemnified Parties” shall have the meaning set forth in Section 6.3(a) hereof.
     “Indemnifying Party” shall have the meaning set forth in Section 6.4 hereof.
     “Independent Accounting Firm” shall have the meaning set forth in Section 23(c) hereof.
     “Intellectual Property” shall mean patents, patent applications, trade secrets, trademarks, service marks, trade dress and copyrights.
     “Inventories” shall mean all inventory, including raw materials, packaging supplies, work-in-process, finished goods or spare parts owned by the Asset Selling Corporations and used exclusively in the Business.
     “Knowledge” shall mean, and shall be restricted to, the actual knowledge of only those Persons that are listed on Schedule 1.1 (d) hereto, and the knowledge of facts of which such Persons have received notice in writing.
     “Laws” shall include any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, injunction, judgment or decree.
     “Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.
     “License Agreement” has the meaning set forth in Section 2.5(b)(vi).
     “Liens” shall mean any lien, security interest, mortgage, charge, option, right of first refusal or encumbrance, whether or not related to the extension of credit.
     “Litigation Expense” means reasonable out-of-pocket court filing fees, court costs, arbitration fees and costs, witness fees and fees and disbursements of outside legal counsel, investigators, expert witnesses, accountants and other professionals.
     “Losses” shall have the meaning set forth in Section 6.2 hereof.
     “Material Adverse Effect” shall mean any change or effect that has occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is materially adverse to the Business taken as a whole; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any adverse circumstance, change or effect arising out of any of the following be, a Material Adverse Effect: (i) any change or effect resulting from compliance with the terms and conditions of this Agreement; (ii) any change or effect that results from changes affecting the industry in which the Business operates generally or the United States or worldwide economy generally; (iii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (iv) failure to meet internal forecasts or published financial projections, forecasts or revenue or earning predictions; or (v) any change or effect resulting from the announcement or pendency of the transactions contemplated by this Agreement, including loss of any employees, customers, suppliers, partners or distributors.

     “Material Contracts” shall have the meaning set forth in Section 3.10(a) hereof.
     “Notice of Disagreement” shall have the meaning set forth in Section 2.3(b) hereof.
     “Notice Period” shall have the meaning set forth in Section 6.4 hereof.
     “Parent” shall have the meaning set forth in the heading of this Agreement.
     “Permits” shall have the meaning set forth in Section 3.8(b) hereof.
     “Permitted Encumbrances” shall mean (i) all Liens set forth on Schedule 1.1(e) hereto except those perfected by filing of a Uniform Commercial Code financing statement or arising from a financing or lease transaction, which shall be released only with respect to the Conveyed Assets in connection with the Closing as set forth on Schedule 1.1(e) hereto, (ii) statutory liens, charges or encumbrances arising out of operation of Law with respect to an Assumed Liability incurred in the ordinary course of business and which is not delinquent, (iii) such Liens and other imperfections of title as do not materially detract from the value or impair the use of the property subject thereto, (iv) liens for Taxes not yet due or which are being actively contested in good faith by appropriate proceedings’ and (v) all obligations under Assumed Contracts.
     “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization.
     “Proceedings” means actions, lawsuits and investigations before or by any Governmental Authority or arbitrator, including legal, administrative and arbitration proceedings.
     “Product” means the Her Option Cryoablation Console and Disposable Probe Control Unit (collectively, the “Products”).
     “Product Registrations” shall have the meaning set forth in Section 3.9 hereof.
     “Purchase Price” shall have the meaning set forth in Section 2.2 hereof.
     “Purchased IP Rights” shall have the meaning set forth in Section 2.1(a)(iv) hereof.
     “Purchaser” shall have the meaning set forth in the heading of this Agreement.
      “Purchaser Indemnified Parties” shall have the meaning set forth in Section 6.3(a) hereof.
     “Representatives” shall have the meaning set forth in Section 7.8 hereof.
     “Seller Indemnified Parties” shall have the meaning set forth in Section 6.2 hereof.
     “Straddle Taxable Period” shall have the meaning set forth in Section 5.7(b) hereof.
     “Target Working Capital” shall mean $5,743,971, the amount of Working Capital of the Business specified on Schedule 1.1(f) hereto.

     “Tax” or “Taxes” shall mean all taxes, charges, duties, fees, levies or other assessments, including income, excise, property, sales, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Authority, and including any interest, penalties and additions attributable thereto.
     “Tax Return” or “Tax Returns” shall mean any return, report, declaration, information return, statement or other document filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.
     “Transition Agreement” shall have the meaning set forth in Section 2.5(b)(iii) hereof.
      “Transition Period” shall have the meaning set forth in the Transition Agreement.
     “Working Capital of the Business” shall mean, after making the Consolidated Business Adjustments, the current assets included in the Conveyed Assets of the Business less the current liabilities included in the Assumed Liabilities (as defined below) of the Business; provided that, for purposes of the calculation of Working Capital of the Business, any reserve, allowance, accrual or other offset so included in such calculation shall only be of such categories that were included in the determination of the Target Working Capital and shall be determined by Parent in accordance with the same formulae, processes and procedures as were used in the determination of the Target Working Capital and on a basis consistent with Parent’s determination of the Target Working Capital. Notwithstanding the foregoing, (i) sample and used finished inventory and (ii) spare parts, tooling, stores, supplies, packaging and other similar tangible items that are not intended to be incorporated into a finished unit of Product shall have no value in determining such working capital, except to the extent any such items are listed on Schedule 2.1(a)(iii).
     “Working Capital Statement” shall have the meaning set forth in Section 2.3(a) hereof.
     1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.
     1.3 Other Definitional Provisions.
          (a) The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
          (b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
          (c) The terms “dollars” and “$” shall mean United States dollars.
          (d) “Including” means “including without limitation”.
          (e) The language used in this Agreement has been chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

ARTICLE 2
PURCHASE AND SALE
     2.1 Purchase and Sale of Conveyed Assets and Assumption of Liabilities.
          (a) On the terms and subject to the conditions set forth herein, at the Closing, Parent agrees to sell convey, assign and transfer, and agrees to cause the Asset Selling Corporations to sell, convey, assign and transfer, to Purchaser and Purchaser agrees to purchase, acquire and accept from the Asset Selling Corporations, free and clear of all Liens, other than Permitted Encumbrances and Liens created by Purchaser or any of its Affiliates, all of the right, title and interest of the Asset Selling Corporations in and to the assets, properties and rights identified and listed for each of the categories set forth in the following clauses, wherever located, as the same shall exist as of the Closing, but with the exception of the Excluded Assets (collectively, the “Conveyed Assets”):
               (i) the manufacturing equipment, evaluation consoles and testing consoles listed on Schedule 2.1(a)(i) (collectively, the “Equipment”);
               (ii) the contracts, licenses, agreements and commitments set forth on Schedule 2.1(a)(ii) (“Assumed Contracts”);
               (iii) the Inventories listed on Schedule 2.1(a)(iii);
               (iv) all rights to the Intellectual Property owned by or licensed to the Asset Selling Corporations set forth on Schedule 2.1(a)(iv) and any divisions, reissues, reexaminations, extensions, foreign equivalents, continuations or continuations-in-part of any patents or patent applications set forth on Schedule 2.1(a)(iv) (the “Purchased IP Rights”);
               (v) the Product Registration listed on Schedule 2.1(a)(v);
               (vi) all rights of the Asset Selling Corporations under or pursuant to all warranties, representations and guaranties made by suppliers, manufacturers and contractors only to the extent relating to the Business or affecting the Conveyed Assets and only to the extent transferable;
               (vii) all of the following, only to the extent within the control of the Asset Selling Corporations and relating to the Business:
               (A) the Asset Selling Corporations’ customer and vendor lists, and all customer and vendor files and documents (including credit information);
                (B) reimbursement training materials, research and development documentation, engineering documentation and drawings and clinical data;
               (C) the Asset Selling Corporations’ product research and test data, quality control records, service manuals, service bulletins, training materials, product bulletins, product information booklets, inventory records, appraisals, maintenance and asset history;

               (D) litigation documents and file histories only to the extent related to the Purchased IP Rights; and
               (E) content located on the website located at www.heroption.com only to the extent such content relates solely to current Products and only to the extent transferable;
                    provided, however, that the Asset Selling Corporations may redact any information not related to the Business therein and may retain copies of all information set forth in this Section 2.1(a) for evidentiary purposes and to the extent such information is used by the Asset Selling Corporations outside of the Business and not in violation of Section 5.5;
               (viii) the billed and unbilled accounts receivable set forth on Schedule 2.1(a)(viii) and all correspondence with respect thereto, including all trade accounts receivable, notes receivable from customers, vendor credits and all other obligations from customers with respect to sales or services, whether or not evidenced by a note, in each case only to the extent related exclusively to the Business;
               (ix) all rights, choses in action and claims, known or unknown, matured or unmatured, accrued or contingent, of the Asset Selling Corporations’ against third parties (including all warranty and other contractual claims, whether express, implied or otherwise), in each case related exclusively to the Business, except to the extent relating to any Excluded Asset or any Excluded Liability and only to the extent transferable;
               (x) all of the Asset Selling Corporations’ purchase orders, forms, labels, shipping materials, catalogs, brochures, art works, photographs and advertising, sales and promotional materials, in each case related exclusively to the Business;
               (xi) prepaid expenses, advances and deposits set forth on Schedule 2.1(a)(xi), to the extent reflected as assets on the final Working Capital Statement; and
               (xii) the goodwill and going concern value of the Business.
     Notwithstanding the foregoing, and without limiting Purchaser’s obligations pursuant to Section 5.2(c) herein, if the transfer, assignment or conveyance by any Asset Selling Corporation of any Assumed Contract listed on Schedule 2.1(a)(ii) or Product Registration listed on Schedule 2.1(a)(v) requires the consent, approval or authorization of any other party, but such consent, approval or authorization is not obtained when the Closing occurs, the transfer, assignment or conveyance of such Assumed Contract or Product Registration shall be effective only at such time when such consent, approval or authorization is obtained. Purchaser shall be solely responsible for any and all fees associated with recording, at Purchaser’s election, the assignment of the Purchased IP Rights in any national patent or trademark office. Purchaser shall have no obligation to record any such assignment.
          (b) Except as otherwise specifically set forth in the Transition Agreement, all risk of loss or damage with respect to the tangible Conveyed Assets shall pass to Purchaser upon the Closing, and the Asset Selling Corporations shall not be liable for any loss or injury to such Conveyed Assets occurring after the Closing. Purchaser shall, on a date mutually agreed to by

Purchaser and Parent, and in any event no later than thirty (30) days following the termination of the Transition Period or as set forth in the Transition Agreement, retrieve any tangible Conveyed Assets (other than inventory located at vendors (as identified in Schedule 2.1(a)(iii) and evaluation consoles located at customers) from Parent’s facility located at 10700 Bren Road West, Minnetonka, MN. To the extent an Asset Selling Corporation controls electronic versions of any Conveyed Asset, Parent shall deliver electronic copies of such Conveyed Assets within the time period set forth above. Parent shall be permitted to retain physical and/or electronic versions of documents included in the Conveyed Assets for evidentiary purposes.
               Purchaser shall take appropriate action to notify the appropriate Governmental Authorities of the change in ownership of the Product Registrations listed on Schedule 2.1(a)(v) promptly following the Closing and shall take such further action as is necessary to effectuate the recognition by such Governmental Authorities of such change in ownership.
          (c) Upon the terms and subject to the conditions of this Agreement, Purchaser hereby assumes, effective at the Closing, and from and after the Closing, and agrees to pay, and perform and discharge when due, the following, and only the following, Liabilities of the Asset Selling Corporations (collectively, the “Assumed Liabilities”):
               (i) except for obligations of Parent to Purchaser under the Transition Agreement, all Liabilities accruing from and after Closing under the Assumed Contracts in accordance with their respective terms, subject to Section 5.2(c) in the case of the service contracts listed in items 5 through 8 on Schedule 2.1(a)(ii) to the Disclosure Schedule, and in the case of all other Assumed Contracts only to the extent such Liabilities arise (A) after the Closing Date or (B) on or prior to the Closing Date in the ordinary course of operating the Business and not as a result of the breach by any Asset Selling Corporation of any Assumed Contract;
               (ii) except for obligations of Parent to Purchaser under the Transition Agreement, any Liabilities with respect to product deliveries, returns, revocations of acceptance, or other claims with regard to any product of the Business sold on or prior to the Closing Date, except personal injury actions and except to the extent otherwise provided in Section 2.1(c)(vii) with respect to intellectual property-related claims;
               (iii) except for obligations of Parent to Purchaser under the Transition Agreement, any Liability arising out of breach of warranty claims with respect to any product of the Business sold on or prior to the Closing Date arising in the ordinary course of Business pursuant to the standard warranty policy of the Business and where such claims are not in the nature of personal injury actions;
               (iv) except for obligations of Parent to Purchaser under the Transition Agreement, any Liabilities relating to product recalls, or other regulatory matters with respect to any product of the Business sold on or prior to the Closing Date;
               (v) Accounts payable reflected as liabilities in Final Working Capital;
               (vi) except for obligations of Parent to Purchaser under the Transition Agreement, all Liabilities relating to or arising out of the operation or conduct of the Business or the ownership of the Conveyed Assets from and after the Closing Date (including intellectual property-related claims); and
               (vii) any Liabilities relating to claims that sales or manufacturing of Her Option global endometrial ablation products by Parent or its Affiliates infringe intellectual property of third parties; provided, that if Parent had Knowledge that such sales or manufacturing infringe such third party intellectual property on the date hereof (a “Known AMS infringement”), and Purchaser delivers, within one year after the date of this Agreement, notice to Parent hereunder of a proceeding initiated by a third party claiming such infringement, then Liabilities relating to such proceeding shall be Assumed Liabilities pursuant to this Section 2.1(c)vii) only to the extent exceeding the amount equal to (A) Two Million Two Hundred Thousand Dollars ($2,200,000) minus (B) any other Losses indemnified by Parent pursuant to Section 6.3(a)(i).
          (d) Purchaser is assuming only the Liabilities of the Asset Selling Corporations expressly assumed by Purchaser in (c) above, and the applicable Asset Selling Corporation shall remain responsible for the satisfaction or discharge of its other Liabilities, including the following (collectively, the “Excluded Liabilities”): (i) Liabilities resulting from indebtedness for borrowed money; (ii) Liabilities for which the Asset Selling Corporations expressly have responsibility pursuant to the terms of this Agreement; (iii) Liabilities associated with the Excluded Assets; (iv) intercompany Liabilities; (v) Liabilities to Employees with respect to periods prior to the Closing; (vi) Liabilities due to the injury or death of any individual or destruction of any property caused by products of the Business sold prior to the Closing; and (vii) Liabilities for violations of Laws by the Asset Selling Corporations.
     2.2 Purchase Price. In consideration of the sale and transfer of the Conveyed Assets, Purchaser shall pay to Parent (for itself and as agent for the benefit of the Asset Selling Corporations) at Closing, in accordance with the provisions of this Agreement, Twenty Million Five Hundred Thousand Dollars $20,500,000 in cash (the “Purchase Price”), by wire transfer of immediately available funds to an account or accounts designated by Parent, which shall be adjusted as described in Section 2.3 below and allocated among the Conveyed Assets as described in Section 2.4 below.
     2.3 Working Capital Adjustment.
          (a) Parent shall prepare a statement of the Working Capital of the Business (the “Working Capital Statement”) as of the Closing Date and will deliver a copy of the Working Capital Statement to Purchaser within sixty (60) days after the Closing Date. The Working Capital Statement, which will be unaudited, shall be prepared and the valuations therein made on a basis consistent with the calculation of the Target Working Capital, and shall not include any changes in assets or liabilities as a result of accounting adjustments arising from or resulting as a consequence of the transactions contemplated by this Agreement. The Parent shall include as part of the Working Capital Statement separate lines specifying the value of finished inventory and unfinished inventory. The Parent shall deliver with the Working Capital Statement a statement of the number of finished consoles, the number of finished disposable probes and the number of sample and used consoles in inventory in the Working Capital Statement.

          (b) If Purchaser disagrees with the Working Capital Statement, Purchaser may, within thirty (30) days after its receipt of the Working Capital Statement, deliver a written notice to Parent disagreeing with the Working Capital Statement (a “Notice of Disagreement”). Any such Notice of Disagreement shall specify those items or amounts as to which Purchaser disagrees, and Purchaser shall be deemed to have agreed with all other items and amounts contained in the Working Capital Statement. Notwithstanding any other provision of this Agreement, no Notice of Disagreement shall dispute, and the Independent Accounting Firm (as defined below) shall not evaluate, Parent’s determination of the reserves against accounts receivable or inventory set forth in the Working Capital Statement and Parent makes no representation or warranty regarding such reserves.
          (c) If a proper Notice of Disagreement shall be timely delivered pursuant to Section 2.3(b) above, the parties shall, during the twenty (20) Business Days following such delivery (as such time period may be extended by the mutual agreement of the parties), use their reasonable best efforts to reach a written agreement with respect to the disputed items. If, during such period (or extension thereof), the parties are unable to reach agreement, Grant Thornton LLP (the "Independent Accounting Firm”) shall promptly review this Agreement and the disputed items or amounts. Each of Parent and Purchaser hereby represents and warrants that the Independent Accounting Firm has not, during the three (3) years before Closing, provided more than $50,000 in services to Parent or Purchaser or any Affiliates of either of them, hi connection therewith, the Independent Accounting Firm shall consider only those items or amounts in the applicable Working Capital Statement as to which Purchaser has disagreed. The Independent Accounting Firm shall deliver to Parent and Purchaser, as promptly as possible, a report prepared and the valuations therein made on a basis consistent with the calculation of the Target Working Capital and shall set forth therein its adjustments, if any, to the applicable Working Capital Statement and the calculations supporting such adjustments. Such report shall be (absent an agreement of the parties regarding an error that is manifest) final and binding on the parties for purposes of this Agreement. The fees and costs of such review and report shall be borne by Parent and Purchaser in inverse proportion as they may prevail on matters resolved by the Independent Accounting Firm, which proportionate allocation also shall be determined by the Independent Accounting Firm at the time such report is rendered by the Independent Accounting Firm. As used herein, “Final Working Capital” shall mean (i) if no proper Notice of Disagreement is delivered by Purchaser within the period provided in Section 2.3(b) above, the Working Capital of the Business as shown in the Working Capital Statement as prepared pursuant to Section 2.3(a), or (ii) if such a Notice of Disagreement is delivered by Purchaser, either (A) the Working Capital of the Business as agreed to in writing by Parent and Purchaser or (B) the Working Capital of the Business as shown in the Independent Accounting Firm’s calculation delivered pursuant to this Section 2.3(c).
          (d) Following the determination of the Final Working Capital (i) in the event the Final Working Capital is less than the Target Working Capital, then Parent shall pay to Purchaser, as an adjustment to the Purchase Price, the amount of such deficiency, and (ii) in the event the Final Working Capital is greater than the Target Working Capital, then Purchaser shall pay to Parent, as an adjustment to the Purchase Price, the amount of such surplus. Any payments required pursuant to this Section 2.3(e) shall be made by wire transfer of immediately available funds to an account or accounts designated by Parent or Purchaser, as applicable, on or before the fifth (5th) Business Day following the date on which the Final Working Capital was determined pursuant to Section 2.3(c) above.
     2.4 Allocation of Purchase Price. Parent and Purchaser have agreed to the allocation of the Purchase Price among the Conveyed Assets as set forth in Schedule 2.4 (the "Allocation”). Each of the Asset Selling Corporations on the one hand and Purchaser on the other shall (a) be bound by the Allocation for purposes of determining any Taxes, (b) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Allocation, and (c) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any taxing authority or otherwise. In the event that the Allocation is disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other party hereto concerning resolution of the dispute. Parent, each other Asset Selling Corporation and Purchaser acknowledge that the Allocation was done at arm’s length based upon a good faith estimate of fair market values.
2.5	Closing; Delivery and Payment.
          (a) The Closing shall take place at the offices of Fredrikson & Byron, P.A. in Minneapolis, Minnesota at 10:00 A.M., Central time, on the date of this Agreement, or at such other times and places as the parties hereto may mutually agree. The date on which the Closing occurs is called the "Closing Date.” The Closing shall be deemed to occur and be effective as of 12:01 a.m., central standard time, on the Closing Date.
          (b) At the Closing, Parent shall, and, as applicable, shall cause the Asset Selling Corporations to, deliver to Purchaser:
               (i) a bill of sale for the Conveyed Assets that are tangible personal property and an assignment agreement for the Conveyed Assets that are intangible personal property, in the form attached hereto as Exhibit A (the “Bill of Sale and Assumption”), executed by the Asset Selling Corporations;
               (ii) assignments of Purchased IP Rights for filing with the United States Patent and Trademark Office, each executed by the applicable Asset Selling Corporations;
               (iii) a transition agreement with respect to the Conveyed Assets in substantially the form set forth as Exhibit B (the “Transition Agreement”), executed by the applicable Asset Selling Corporations;
               (iv) copies of the resolutions (or local equivalent) of the board of directors (or local equivalent) of each Asset Selling Corporation and the Parent authorizing and approving the transactions contemplated herein;
               (v) copies of releases pursuant to UCC-3’s, as applicable, or otherwise, of all Liens held by CIT Healthcare LLC, as Collateral Agent, with respect to the Conveyed Assets; and
               (vi) a License Agreement in substantially the form set forth as Exhibit C (the “License Agreement”), executed by Parent.

          (c) At the Closing, Purchaser shall deliver to the Parent (for itself and as agent for the benefit of the Asset Selling Corporations):
               (i) the Purchase Price by wire transfer in immediately available funds to one or more accounts specified in writing by Parent at least three Business Days prior to the Closing Date;
               (ii) the Bill of Sale and Assumption Agreement, executed by Purchaser;
               (iii) the Transition Agreement, executed by Purchaser;
               (iv) the License Agreement executed by Purchaser; and
               (v) copies of the resolutions of the board of directors of Purchaser authorizing and approving the transactions contemplated herein.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT
     Parent hereby represents and warrants to Purchaser that the statements contained in this Article 3 are true, correct and complete, subject to and except as otherwise expressly set forth in this Article 3 or in Parent’s Disclosure Schedules attached hereto and incorporated herein by reference (the “Disclosure Schedules”), as of the date hereof.
     3.1 Organization. Each Asset Selling Corporation is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.
     3.2 Authority; Binding Effect.
          (a) Each Asset Selling Corporation has full organizational power and organizational authority to carry on its businesses as it is now being conducted and as presently proposed to be conducted and to own, lease and operate its properties. Parent has full organizational power and organizational authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the performance by each Asset Selling Corporation of its obligations hereunder, have been duly authorized by all requisite corporate or organizational action on behalf of each Asset Selling Corporation, and no other corporate or organizational proceedings are required in connection with Parent’s execution and delivery and each Asset Selling Corporation’s performance of this Agreement.
          (b) This Agreement constitutes a valid and legally binding obligation of Parent, enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

     3.3 Noncontravention. Except as set forth on Schedule 3.3 of the Disclosure Schedules, the execution and delivery of this Agreement by Parent and performance of this Agreement by each Asset Selling Corporation and the consummation of the transactions contemplated hereby does not and will not (a) violate any provision of the certificate of incorporation, bylaws or other comparable organizational documents of any Asset Selling Corporation, or (b) assuming compliance with the matters set forth in Sections 3.4 and 4.5, violate or result in a breach of or constitute a default under any Law or other restriction of any court or Governmental Authority to which any Asset Selling Corporation is subject, including any Governmental Authorization, or (c) result in the creation or imposition of any Lien, other than Permitted Encumbrances on any Conveyed Asset.
     3.4 Consents and Approvals. Except as set forth in Schedule 3.4 of the Disclosure Schedules, the execution and delivery of this Agreement by Parent and performance of this Agreement and the transactions contemplated hereunder by each Asset Selling Corporation do not require any consent or approval of any Governmental Authority.
     3.5 Financial Information; Books and Records. Except as set forth in Schedule 3.5 of the Disclosure Schedules, the Financial Statements are complete and correct in all material respects according to the books of the Parent, have been prepared in accordance with Parent’s policies and procedures, consistently applied, and present fairly and accurately, in accordance with such policies and procedures, the financial condition and results of operations of the Business in all material respects for the periods covered thereby. The accounts receivable of the Business reflected in the Financial Statements arose in the ordinary course of business from bona fide transactions. The Inventories reflected in the Financial Statements consist of materials, work in progress and finished goods, valued consistent with Parent’s accounting policies used in the Business.
     3.6 Absence of Certain Changes or Events. Except to the extent arising out of transactions contemplated by this Agreement or as set forth in Schedule 3.6 of the Disclosure Schedules, since the date of the latest Financial Statements, the Business has been conducted in the ordinary course of business, consistent with recent trends and performance, as reflected in the Financial Statements for 2009, and there has not been:
          (a) any Material Adverse Effect, whether or not covered by insurance;
          (b) any written notice to any Asset Selling Corporation of any change in the customers or suppliers of any Asset Selling Corporation other than such routine changes which occur in the ordinary course of business and are consistent with past practice, and have not had, individually or in the aggregate, and would not reasonably be expected to have, a Material Adverse Effect;
          (c) any single capital expenditure or commitment therefor by any Asset Selling Corporation in excess of $10,000 for additions to property, plant or equipment of the Business;
          (d) any written agreement to which an Asset Selling Corporation is a party, to take any of the actions specified in clauses (a) through (c) above.

     3.7 Litigation and Claims. Except for matters arising in connection with Product Registrations (which are the subject of Section 3.9), Schedule 3.7 of the Disclosure Schedules sets forth a true, correct and complete list of (i) every civil, criminal or administrative action, suit, hearing, Proceeding or, to the Knowledge of Parent, investigation pending against any Asset Selling Corporation during the past four (4) years with respect to the Business; (ii) every material civil, criminal or administrative action, suit, hearing, Proceeding or investigation, to the Knowledge of Parent, threatened in writing against any Asset Selling Corporation during the past four (4) years with respect to the Business; or (iii) material orders of any Governmental Authority or arbitrator against any Asset Selling Corporation with respect to the Business during the past two (2) years or the transactions contemplated hereby. Parent has made available to the Purchaser all material documents and correspondence relating to the matters referred to on Schedule 3.7 of the Disclosure Schedules.
     3.8 Compliance with Laws.
          (a) Except for matters arising in connection with Product Registrations (which are the subject of Section 3.9) and except as listed on Schedule 3.8 of the Disclosure Schedules, to the Knowledge of Parent there are, and during the three (3) years preceding the date of this Agreement, there have been, no violations relating to the Business by any Asset Selling Corporation of applicable Laws or Governmental Orders other than violations that are not material.
          (b) Except for matters arising in connection with Product Registrations (which are the subject of Section 3.9), (i) each Asset Selling Corporation possesses all material permits, licenses, authorizations, certificates, exemptions and approvals of Governmental Authorities (collectively, “Permits”) necessary solely for the conduct of the Business as it is currently conducted, and (ii) all such Permits are in full force and effect, no material violations are or have been recorded in respect thereof, no proceeding is pending or, to the Knowledge of the Parent, threatened in writing, to revoke or limit any thereof, and (iii) such Permits are being and have been complied with by each Asset Selling Corporation in all material respects. Schedule 3.8 of the Disclosure Schedules contains a true and complete list, of all such Permits under which each Asset Selling Corporation is operating or bound, and the Parent has made available to the Purchaser true and complete copies thereof.
     3.9 Product Registrations; Regulatory Compliance. Schedule 3.9 of the Disclosure Schedules sets forth, as of the date hereof, a list of all licenses and approvals granted to the Asset Selling Corporations with respect to the Business by or pending with any Governmental Authority to market any product of the Business (the “Product Registrations”). Except as set forth in Schedule 3.9 of the Disclosure Schedules, all products sold under the Product Registrations are manufactured, labeled, packaged, marketed and sold in material compliance with the specifications and standards contained in such Product Registrations and in accordance with all applicable Laws pertaining to medical devices including the U.S. Food, Drug and Cosmetic Act and the Good Manufacturing Practices Regulations (“GMP/QSR Regulations”) under such act. Except as set forth in Schedule 3.9 of the Disclosure Schedules, all the Product Registrations that have been granted are in full force and effect, no violations are or have been recorded in respect thereof, no Proceeding is pending or, to the Knowledge of the Parent, threatened in writing, to revoke or limit any of the Product Registrations. Except as set forth in

Schedule 3.9 of the Disclosure Schedules, each Asset Selling Corporation is the sole and exclusive owner of the Product Registrations specified on such schedule as being owned by it and has not granted any right of reference with respect thereto. No change in the facts or circumstances reported or assumed in the applications for, or granting of the Product Registrations has occurred. The Parent has furnished to the Purchaser true and complete copies of the Product Registrations. The manufacturing facilities of the Asset Selling Corporations comply with GMP/QSR Regulations and ISO 13485, EN 13485:2003 requirements.
     3.10 Contracts.
          (a) Schedule 3.10(a) of the Disclosure Schedules lists each of the following contracts and agreements to which any Asset Selling Corporation is a party and which is still in effect or not fully performed (such contracts and agreements being “Material Contracts”):
               (i) each contract, agreement and other arrangement for the purchase of Inventories, or other personal property, or for the furnishing of services to the Asset Selling Corporations, in each case only if (A) primarily related to the Business and (B) extending beyond six (6) months or the terms of which provide for purchases thereunder in excess of $10,000 on an annual basis;
               (ii) each contract, agreement and other arrangement for the sale of Inventories or other personal property or for the furnishing of services by the Asset Selling Corporations, in each case only if primarily related to the Business and with firm commitments in excess of six (6) months from the date of this Agreement;
               (iii) all broker, distributor, dealer, sales, advertising, manufacturer’s representative, franchise and agency agreements, in each case only if primarily related to the Business;
               (iv) all contracts and agreements relating to indebtedness for borrowed money, factoring arrangements, sale and leaseback transactions, deferred purchase price of property and other similar financing transactions with respect to which an Asset Selling Corporation is an obligor, in each case only if primarily related to the Business;
               (v) all patent and trademark licenses and agreements, and research and development agreements pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Purchased IP Rights, in each case only if primarily related to the Business;
               (vi) all contracts for capital expenditures in excess of $10,000, only if primarily related to the Business;
               (vii) all agreements entered into since January 1, 2009 for the sale or lease of any assets, properties or rights primarily related to the Business other than the sale of products or services of the Business in the ordinary course of business;
               (viii) all contracts entered into since January 1, 2006 for clinical or marketing trials primarily relating to the Products; and

               (ix) all agreements entered into since January 1, 2009 providing for the acquisition or disposition of any Conveyed Assets outside of the ordinary course of business.
          (b) Except as disclosed in Schedule 3.10(b) of the Disclosure Schedules: (i) each Assumed Contract is in full force and effect, is valid and binding on the Asset Selling Corporation that is a party thereto, and to the Knowledge of Parent, the other party thereto, in accordance with its terms, (ii) each Assumed Contract by its terms does not prohibit or in any way restrict or penalize assignment to Purchaser, and (iii) no Asset Selling Corporation is in material breach of, or material default under, any such Assumed Contract and to the Knowledge of the Parent, there exists no material default by any Asset Selling Corporation or any other party, or any event which upon the giving of notice or the passage of time, or both, would give rise to a claim of a material default in the performance by any Asset Selling Corporation or, to the Knowledge of the Purchaser, any other party, to any Assumed Contract of their respective obligations thereunder.
     3.11 Intellectual Property.
          (a) Schedule 3.11(a) sets forth a list, as of the date hereof, of all patents, patent applications, trademark applications, trademark registrations, copyright applications and copyright registrations that are owned by an Asset Selling Corporation, or for which an Asset Selling Corporation has a belief that it has an ownership interest in, and which are primarily used in the Business. Parent has delivered or made available to Purchaser copies of all non-published patent applications that are listed in Schedule 3.11 (a).
          (b) Except as disclosed in Schedule 3.11(b), with respect to the Business:
               (i) an Asset Selling Corporation has title or an ownership interest in the Purchased IP Rights specified as being owned by them and listed in Schedule 2.1(a)(iv), free and clear of all Liens except Permitted Encumbrances; and
               (ii) there are no royalties, honoraria, fees or other payments payable by any Asset Selling Corporation to any Person by reason of the ownership, use, license, sale or disposition of the Purchased IP Rights.
          (c) Parent has taken all reasonable measures to protect the secrecy of any trade secrets included in the Purchased IP Rights. The Purchased IP Rights constitute all the Intellectual Property necessary to the conduct of the Business.
          (d) All personnel, including employees, agents, consultants and contractors, who have, to a material extent, contributed to or participated in the conception or development, of the Purchased IP Rights on behalf of any Asset Selling Corporation either (i) have been a party to a “work-for-hire” arrangement or agreement with an Asset Selling Corporation in accordance with applicable law, or (ii) have executed instruments of assignment in favor of an Asset Selling Corporation as assignee that have conveyed to an Asset Selling Corporation such personnel’s contribution to the Purchased IP Rights.

     3.12 Assets.
          (a) Each Asset Selling Corporation owns, leases or has the legal right to use all of its Conveyed Assets. Each Asset Selling Corporation has good title to (or in the case of leased Conveyed Assets, valid leasehold interests in) all its Conveyed Assets free and clear of all Liens except for Permitted Encumbrances.
          (b) To the Knowledge of Parent, assuming sufficient liquidity is available to Purchaser and a sufficient workforce of employees is employed by Purchaser after the Closing, (i) the Conveyed Assets (with the Excluded Assets that are used in the Business), as of the date hereof and those assets used by the Business that are to be retained by Parent and its Affiliates but used to provide services and products to Purchaser pursuant to the Transition Agreement (assuming performance by Purchaser under such agreement) constitute all the properties, assets and rights sufficient to conduct the Business in all material respects as conducted as of the date of this Agreement (except for changes in the Business contemplated by the Transition Agreement) and (ii) the Conveyed Assets include all of the manufacturing equipment of the Asset Selling Corporations necessary to manufacture the Her Option Cryoablation Console No. CGI and Disposable Control Unit No. CU1 in all material respects as contemplated pursuant to the Production Plan set forth in the Transition Agreement other than general use assets of the Asset Selling Corporations (such as furniture, fixtures, computers, lab equipment, clean room facilities and related equipment, material transfer equipment, and inventory management and storage equipment). Notwithstanding the foregoing, this Section 3.12(b) is not intended to provide, and does not provide, any representations or warranties regarding (A) any future results or success of the Business following the Closing, (B) any anticipated or actual future operating or financial performance of the Business and/or the Purchaser following the Closing, (C) the availability or sufficiency of any insurance for the benefit of the Business and/or (D) the sufficiency of the Conveyed Assets for any period following the effectiveness of the Closing.
     3.13 Taxes. Except as set forth in Schedule 3.13 of the Disclosure Schedules, (a) all material Tax Returns that are required to be filed on or before the date hereof by or on behalf of the Asset Selling Corporations with respect to the Business or the Conveyed Assets have been filed and (b) all Taxes shown to be due and payable on such Tax Returns have been paid. There are no Tax Liens upon any of the assets of the Business, except for Liens for Taxes not yet due and payable. Except as set forth on Schedule 3.13 of the Disclosure Schedules, no Tax Return that includes any of the Asset Selling Corporations with respect to the Business or the Conveyed Assets is currently being examined by any taxing authority, and there are no outstanding agreements or waivers extending the statute of limitations applicable to any such Tax Return. This Section 3.13 constitutes all of Parent’s representations and warranties with respect to Taxes and no other representation or warranty in this Agreement shall be construed or interpreted to apply to any matter relating to Taxes.
     3.14 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Affiliates.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby represents and warrants to the Parent that the statements contained in this Article 4 are true, correct and complete, except as otherwise expressly set forth in this Article 4 or in the referenced schedules attached hereto and incorporated herein by reference, as of the date hereof.
     4.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.
     4.2 Corporate Authorization. Purchaser has full corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder. The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all requisite corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are required in connection with the execution, delivery and performance by Purchaser of this Agreement.
     4.3 Binding Effect. This Agreement constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
     4.4 Noncontravention. The execution, delivery and performance by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, or (b) assuming compliance with the matters set forth in Sections 3.4 and 4.5, violate or result in a breach of or constitute a default under any Law or other restriction of any court or Governmental Authority to which Purchaser is subject, including any Governmental Authorization.
     4.5 Consents and Approvals. Other than as set forth in Schedule 4.5, the execution and delivery of this Agreement by Purchaser does not and will not, require any consent or approval of any Governmental Authority.
     4.6 Litigation and Claims. Schedule 4.6 sets forth a true, correct and complete list of every civil, criminal or administrative action, suit, hearing, proceeding or investigation pending or threatened in writing against Purchaser or any of its Subsidiaries that would reasonably be expected to have a materially adverse effect on Purchaser.
     4.7 Financial Capability. Purchaser (a) currently has all funds or financing commitments sufficient to consummate the Closing of the transactions contemplated by this Agreement, including the payment of the Purchase Price and the payment of any fees and expenses in connection with the transactions contemplated hereby or the financing thereof, and (b) will have sufficient liquid assets and funds to satisfy its post-closing obligations under this Agreement and the other documents and agreements contemplated herein, and the payment of any fees and expenses in connection therewith.

     4.8 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or its Affiliates, and in no way will any such fees or expenses be deemed an Excluded Asset or Excluded Liability.
ARTICLE 5
COVENANTS AND OTHER AGREEMENTS
     5.1 Employees and Employee Benefits.
          (a) The Purchaser shall offer employment as of the Closing Date to those employees of the Business set forth on Schedule 5.5 (the “Designated Employees”). Any such employees who accept such offer of employment are herein called the “Hired Employees”. The Purchaser shall have no obligation to offer employment to any employees of the Business other than the Designated Employees. The Purchaser shall provide such Hired Employees, effective upon their commencement of employment with the Purchaser and continuing for such period as they may continue to be employed by the Purchaser, compensation at such rate of pay as may be determined, in the sole discretion of the Purchaser. The Hired Employees, effective upon their commencement of employment with the Purchaser, shall be entitled to participate in, and have the benefits of, all benefit plans of The Cooper Companies, Inc. (“Cooper”) to the same extent as similarly situated employees of the Purchaser are entitled to such benefits. Such benefits will commence on the Closing Date (or date of such Hired Employee’s commencement of employment with Purchaser, if later). The Hired Employees shall be given credit for their years of service with the Asset Selling Corporations for all purposes including vacation accrual, vesting and eligibility, and any preexisting conditions or limitations with respect to health, life and disability benefits shall be waived for the Hired Employees, their spouses and eligible dependents. In addition, Purchaser shall permit Hired Employees (i) to make direct rollovers of their account balances in the AMS Savings and Investment Plan, which is a qualified plan under Section 401 (a) of the Code, including promissory notes associated with any outstanding plan loans, to Cooper’s plan and (ii) to the extent allowable under the Code and regulations issued thereunder, to transfer their respective health care and dependent care flexible spending account elections and any unused amounts in the Parent’s health care and dependent care flexible spending account plan with respect thereto, if any, as the same exist as of the Closing Date, to Cooper’s health care and dependent care flexible spending account plan. Nothing contained in this Agreement shall confer upon any Hired Employee any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including any right to employment or continued employment or to any benefits that may be provided, directly or indirectly, under any employee benefit plan, policy or arrangement of Purchaser, nor shall anything contained in this Agreement constitute a limitation on or restriction against the right of Purchaser to amend, modify or terminate any such plan, policy or arrangement. The Asset Selling Corporations shall retain all liabilities and obligations arising from the termination or severance at any time and from time to time of all employees of the Business who are not Hired Employees.
          (b) No Third-Party Beneficiaries. Except as expressly provided herein, nothing contained herein, expressed or implied, is intended to confer upon any Employee of Asset Selling Corporations any benefits under any benefit plans, programs, policies or other arrangements, including, but not limited to, severance benefits or right to employment or continued employment with Purchaser or any Affiliate of Purchaser for any period by reason of this Agreement. In addition, the provisions of this Agreement, in particular this Section 5.1, are for the sole benefit of the parties to this Agreement and are not for the benefit of any third party.
     5.2 Further Assurances; Consents.
          (a) At any time after the Closing Date, Parent shall, and, as applicable shall cause the other Asset Selling Corporations to, execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances and documents and instruments of transfer reasonably requested by Purchaser and necessary for Parent to comply with its covenants contained herein and, at Purchaser’s expense, will take any action consistent with the terms of this Agreement that may reasonably be requested by Purchaser for the purpose of assigning, transferring, granting, conveying, vesting and confirming ownership in or to Purchaser, or reducing to Purchaser’s possession, any or all of the Conveyed Assets.
          (b) If, after the Closing Date, Parent determines that any manufacturing equipment owned by the Asset Selling Corporations on the Closing Date should have been included in the Conveyed Assets pursuant to Parent’s representation in Section 3.12(b) and was not included in the Conveyed Assets at the Closing, or if Purchaser notifies Parent that any such equipment should have been included in the Conveyed Assets and the parties following good faith, reasonable discussions agree that such equipment should have been included in the Conveyed Assets, then, subject to Section 5.2(d), the parties shall promptly amend Schedule 2.1(a)(i) to include such equipment and Parent shall assign any rights in such equipment to Purchaser (in a manner consistent with the assignment at Closing). Subject to Section 5.2(a), the amendment of Schedule 2.1(a)(i) as set forth above and assignment of ownership shall be Purchaser’s sole remedy with respect to the omission of any such equipment from the Conveyed Assets.
          (c) If by the end of the Transition Period Parent has not received the consents necessary to assign service contracts listed in items 5 through 8 on Schedule 2.1(a)(ii) to the Disclosure Schedule, Purchaser will thereafter provide all services and satisfy all obligations of the Asset Selling Corporations under such contracts as a subcontractor and at no cost to the Asset Selling Corporations.
          (d) If the amendment, assignment or delivery described in this Section 5.2 requires the release or waiver of Liens or restrictions encumbering the assets to be so assigned or delivered, Parent shall use its commercially reasonable efforts (excluding the payment of money or modification of any contract) to obtain such release or waiver as soon as practicable, and such amendment, assignment and/or delivery shall occur promptly after such release or waiver is obtained.
     5.3 Purchaser’s Investigation; No Additional Representations. Purchaser acknowledges and agrees that, except as specifically set forth in Article 3 of this Agreement, Parent has not made and shall have no Liability for any representation or warranty, express or implied, in connection with the transactions contemplated by this Agreement, including any representation or warranty as to the accuracy or completeness of any information regarding the Business, the Conveyed Assets and/or the Asset Selling Corporations furnished to Purchaser or its representatives in connection with Purchaser’s due diligence review of the Business, the Conveyed Assets and/or the Asset Selling Corporations. Without limiting the generality of the foregoing, except as specifically set forth in Articles 3 or 6 of this Agreement, neither Purchaser nor any Purchaser Indemnified Parties shall have any claim or right to recovery pursuant to Article 6 or otherwise, and none of Parent, the Seller Indemnified Parties or any other Person shall have or be subject to any Liability to Purchaser, any of the Purchaser Indemnified Parties or any other Person, with respect to (i) any information, documents or materials furnished, delivered or made available by the Asset Selling Corporations or their Affiliates, officers, directors, employees, agents or advisors to Purchaser or its Affiliates, in certain “data rooms,” management presentations or any other form in contemplation of the transactions contemplated hereby, including the confidential memoranda and/or other information prepared or delivered by Parent and any of its advisors, or (ii) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Business or the future business, operations or affairs of the Business heretofore or hereafter delivered to or made available to Purchaser or its representatives or Affiliates.
     5.4 Bulk Transfer Laws. Purchaser acknowledges that the Asset Selling Corporations have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws and Purchaser waives the Asset Selling Corporations’ compliance with such Laws.
     5.5 Non-Competition. For a period of five (5) years from the Closing Date (the "Restricted Period”), Parent shall not, and shall cause its Affiliates not to, directly or indirectly, own, manage, operate or control any business endeavor engaged in the manufacturing, marketing or selling of endometrial ablation devices (the “Restricted Business”). Notwithstanding the foregoing, if at any time during the Restricted Period all or substantially all of Parent’s business is acquired, sold, or otherwise transferred, regardless of the legal form of such transaction or series of transactions, the restrictions contained in this Section 5.5 shall not apply to or in any way restrict the purchaser or transferee, Parent or their respective Affiliates with respect to the products that such Person is researching, developing, testing, manufacturing, marketing or selling immediately prior to the consummation of the acquisition, sale or other transfer of Parent’s business.
     5.6 Litigation Support. Purchaser and its Affiliates on the one hand and Parent and its Affiliates on the other hand will cooperate with each other in the defense or settlement of any lawsuit involving the Conveyed Assets for which they have responsibility by providing the other party and such other party’s legal counsel and other Persons reasonable access to then current employees (and, if requested by the other party, shall request former employees to speak to and to cooperate with the other party), records, documents, data, equipment, facilities, products, parts, prototypes and other information regarding the Conveyed Assets as such other party may reasonably request, to the extent maintained or under the possession or control of the requested party. The parties shall use their commercially reasonable efforts to seek confidentiality agreements with respect to any settlements of such lawsuits if reasonably requested hereunder. The requesting party shall reimburse the other party for its reasonable expenses in performing its obligations under this Section 5.6.

     5.7 Tax Matters.
          (a) Notwithstanding any other provisions of this Agreement to the contrary, all transfer, documentary, recording, sales, use, registration, stamp and other similar Taxes (including all applicable real estate transfer Taxes, but excluding any Income Taxes) together with any notarial and registry fees and recording costs imposed by any Tax authority or other Governmental Authority in connection with the transfer of the Conveyed Assets will be paid in full by Purchaser, regardless of what Person is obligated to pay such Taxes under applicable Law. The parties and their respective Affiliates will cooperate in timely preparing and filing all Tax Returns that may be required to comply with Law relating to such Taxes. To the extent that one party claims any exemptions from any such Taxes (it being understood that each party shall claim any such exemptions available to it), such party shall provide to the other party the appropriate exemption certificates.
          (b) The parties will make payments to each other to the extent necessary so that the Asset Selling Corporations shall bear the cost of personal property and other similar Taxes imposed on the Conveyed Assets which are due and payable during the Tax periods ending prior to or on the Closing Date (and, with respect to any Straddle Taxable Period, on a per diem basis up to and including the Closing Date) and Purchaser shall bear the cost of real property, personal property, and other similar Taxes imposed on the Conveyed Assets which are due and payable during Tax periods ending after the Closing Date (and, with respect to any Straddle Taxable Period, on a per diem basis following the Closing Date), such payments to be made as soon as practicable after the Closing in each case after the amount of such Taxes has been determined. For purposes of this Agreement, “Straddle Taxable Period” means any Taxable period beginning before the Closing Date and ending on or after the Closing Date.
          (c) Each of the parties and their Affiliates shall provide the other party with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Conveyed Assets.
     5.8 Trademarks; Names. From and after the Closing, Purchaser shall not, and shall ensure that its employees and representatives do not, represent itself or themselves as Parent or as employees or representatives of any of the Asset Selling Corporations. Purchaser shall (a) remove, cease to use and/or cover the “American Medical Systems” name and logo, and those certain names and marks listed on Schedule 1.1(b) hereto, from all materials (including invoices, packaging and other promotional material), signage, telephone listings, letterhead, and other similar materials and documentation used in connection with the Business, and (b) redesign and reformat any internet or website content used in connection with the Business to eliminate any reference to an Asset Selling Corporation, the “American Medical Systems” name and logo, or any trade names or trademarks listed on Schedule 1.1(b). Notwithstanding the foregoing, (x) as provided in the Transition Agreement, Purchaser may continue to use the “American Medical Systems” name in the labeling of Products delivered thereunder; and (y) for a period of six (6) months following the Closing, Purchaser may continue to use other packaging and written promotional material included in the Conveyed Assets and existing as of the Closing in connection with the sale of finished goods Inventories, and Parent hereby grants to Purchaser a limited trademark license solely to the extent required for such use during such period.

     5.9 Post-Closing Reconciliation of Accounts. Parent and Purchaser acknowledge and agree that all accounts receivable related to the Conveyed Assets and the Business arising pre- Closing and post-Closing shall be the sole property of the Purchaser. Parent, on behalf of itself and the Asset Selling Corporations, shall cause any payments for pre-Closing and post-Closing accounts receivable received by any Asset Selling Corporation on and after the Closing Date to be promptly delivered to Purchaser. Collection efforts with respect to outstanding accounts receivable to which Purchaser is entitled pursuant to this Section 5.9 and the terms of this Agreement shall be pursuant to the terms of the Transition Agreement.
     5.10 Payment of Assumed Liabilities. Purchaser will pay, or make adequate provision for the payment, in full all of the Assumed Liabilities and any other Liabilities of Purchaser under this Agreement when due and payable.
ARTICLE 6
SURVIVAL AND INDEMNIFICATION
     6.1 Survival. Subject to the further provisions of this Article 6, the representations and warranties contained in this Agreement shall survive the Closing until July 31, 2011, provided, however, that the representations and warranties of the Parent contained in Sections 3.2, 3.8 and 3.12(a) shall survive until the third anniversary of the Closing and the representations and warranties of the Parent in Section 3.13 and any claim for fraud shall survive until the seventh anniversary of the Closing. The covenants and other agreements of the parties hereto contained in Articles 1, 2, 5, 6 and 7 shall survive the Closing Date until they are otherwise terminated by their terms. For convenience of reference, the date upon which any representation or warranty contained herein shall terminate, if any, is referred to herein as the “Survival Date.” No party may raise a claim for any Losses (defined below) after the expiration of the respective Survival Date, except to the extent such claim is made in writing in the manner prescribed hereunder and received by the other party prior to the expiration of such Survival Date. Claims made in writing in the manner prescribed hereunder prior to expiration of a Survival Date may continue to be asserted thereafter until satisfied or resolved.
     6.2 Indemnification by Purchaser. Subject to the further provisions of this Article 6, Purchaser hereby agrees that it shall indemnify, defend and hold harmless the Asset Selling Corporations, their Subsidiaries, Affiliates, and, if applicable, their respective directors, officers, shareholders, partners, attorneys, accountants, agents and employees and their heirs, successors and assigns (the “Seller Indemnified Parties”) from, against and in respect of any damages, claims, losses, charges, actions, suits, proceedings, deficiencies, interest, penalties, and reasonable Litigation Expenses (collectively, “Losses”) imposed on, sustained, incurred or suffered by or asserted against any of the Seller Indemnified Parties by reason of (i) the untruth, inaccuracy or breach (in any case, as of the date hereof) of any representation or warranty made by Purchaser contained in Article 4 of this Agreement; (ii) the breach of any covenant or agreement of Purchaser contained in this Agreement (including the Schedules attached hereto), the License Agreement, the Transition Agreement, or the Bill of Sale and Assumption; (iii) the Assumed Liabilities, including without limitation any Asset Selling Corporation’s obligations under Section X E. of the CryoCath Settlement (as defined in the License Agreement); (iv) except for obligations of Parent to Purchaser under the Transition Agreement, the operation of the Business and ownership of and activities involving the Conveyed Assets from and after the

Closing Date; and (v) any third party claim regarding Parent’s performance, purported performance or non-performance under the Transition Agreement.
     6.3 Indemnification by Parent.
          (a) Subject to the further provisions of this Article 6, Parent hereby agrees that it shall indemnify, defend and hold harmless Purchaser, its Affiliates and, if applicable, their respective directors, officers, shareholders, partners, attorneys, accountants, agents and employees and their heirs, successors and assigns (the “Purchaser Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by or asserted against any of the Purchaser Indemnified Parties by reason of (i) the untruth, inaccuracy or breach (in any case, as of the date hereof) of any representation or warranty made by Parent contained in this Agreement; (ii) the breach of any covenant or agreement of an Asset Selling Corporation contained in this Agreement (including the Schedules attached hereto), the License Agreement, the Transition Agreement (subject to the limitations set forth therein), or the Bill of Sale and Assumption; (iii) the Excluded Liabilities; (iv) the Excluded Assets; or (v) any Losses sustained, suffered or incurred by any Purchaser Indemnified Parties arising from or in connection with Taxes payable by an Asset Selling Corporation with respect to any period ending on or prior to the Closing Date (or the portion ending on the Closing Date for any Straddle Taxable Period).
          (b) Notwithstanding the provisions of this Article 6, except in the case of fraud, Parent shall not be liable to the Purchaser Indemnified Parties for any Losses with respect to the matters contained in Section 6.3(a)(i) involving representations and warranties except to the extent the Losses therefrom exceed Three Hundred Thousand Dollars ($300,000), in which event Parent shall be liable to the Purchaser Indemnified Parties for all such Losses in excess of such amount, subject to Section 6.3(c). In addition, so as to avoid duplicative recovery, Parent shall not be liable to the Purchaser Indemnified Parties for any Losses with respect to any amount being claimed if such item has been reflected as a Liability in Final Working Capital.
          (c) Except in the case of fraud, neither the Purchaser Indemnified Parties nor the Seller Indemnified Parties may recover Losses under this Agreement for untruth, inaccuracy or breach of representations and warranties which in the aggregate exceed the amount equal to (i) Two Million Five Hundred Thousand Dollars ($2,500,000) minus (ii) Losses incurred by Purchaser and its Affiliates relating to Known AMS Infringement and not indemnified by Purchaser as an Assumed Liability pursuant to Sections 2.1(c)(vii) and 6.2(iii).
     6.4 Indemnification Procedures, In the event that any claim or demand by a third party for which an indemnifying party, Parent or Purchaser, as the case may be (an "Indemnifying Party”), may be liable to any Indemnified Party hereunder (a “Claim”) is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall as promptly as practicable notify the Indemnifying Party in writing of such Claim and the amount or the estimated amount thereof and such notice shall state with reasonable specificity the basis, if known, under which the claim is made (the “Claim Notice”). The failure on the part of the Indemnified Party to give any such Claim Notice in a reasonably prompt manner shall not relieve the Indemnifying Party of any indemnification obligation hereunder unless, and only to the extent that, the Indemnifying Party is materially prejudiced thereby. The

Claim Notice shall be accompanied by copies of all relevant documentation with respect to the Claim, including any summons, complaint or other pleading which may have been served, any written demand or any other related document or instrument. The Indemnifying Party shall have forty-five (45) days from the delivery of the Claim Notice (the “Notice Period”) to notify in writing the Indemnified Party (a) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Claim and (b) whether or not it desires to defend the Indemnified Party against such Claim; any failure to so notify the Indemnified Party within such 45-day period shall be deemed an agreement that the Indemnified Party shall have the sole power to direct and control the defense of such Claim. Except as hereinafter provided, in the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such Claim and acknowledges that it is obligated under this Agreement to so defend the Indemnified Party (subject in the case of matters covered by Section 6.3(a)(i) to a reservation of rights to terminate its defense and indemnification obligations with respect to such Claim upon determining that such Claim is not covered by the Party’s indemnification obligations hereunder and to recoup its costs incurred with respect to the defense of such Claim), the Indemnifying Party shall at its sole cost and expense have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense. Notwithstanding the foregoing, the Indemnified Party, during the period the Indemnifying Party is determining whether to elect to assume the defense of a matter covered by this Section 6.4, may take such reasonable actions as it deems necessary to preserve any and all rights with respect to the matter, without such actions being construed as a waiver of the Indemnified Party’s rights to defense and indemnification pursuant to this Agreement. The Indemnified Party shall not settle a Claim for which it is indemnified by the Indemnifying Party without the prior written consent of the Indemnifying Party, unless the Indemnifying Party elects not to defend the Indemnified Party against such Claim, hi any event, the Indemnified Party shall have the sole right to defend, settle or compromise any Claim with respect to which it has agreed in writing to waive its right to indemnification pursuant to this Agreement with respect to 50% of Litigation Expenses and 50% of the amount of any settlement or judgment in connection with such Claim; provided, that such waiver shall not be deemed a waiver by the Indemnified Party of its right to indemnification with respect to the other 50% of such amounts; and provided, further, that the Indemnified Party may interplead the Indemnifying Party with respect to such remaining amounts in connection with the Proceedings relating to such Claim. To the extent the Indemnifying Party shall direct, control or participate in the defense or settlement of any third party Claim or demand, the Indemnified Party will give the Indemnifying Party and its counsel access to, during normal business hours, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party. The Indemnified Party shall use its reasonable best efforts in the defense of all claims hereunder. Any dispute regarding the obligation of a party hereto to indemnify, defend and hold harmless another party with respect to a claimed Loss shall be resolved by appropriate legal proceedings, which may remain pending during or after the defense of such claimed Loss. In any event, the Indemnifying Party’s liability hereunder shall be subject to the limitations set forth in Sections 6.3(b) and 6.3(c).
     6.5 Exclusive Remedy; Limitation of Remedy. Except as described in Sections 2.3 and 5.2 hereof and Section 22 of the Transition Agreement, which each set forth exclusive remedies with respect to matters addressed therein, and Sections 19.f of the Transition Agreement and 2.7 of the License Agreement, the parties agree that the sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article 6, whether arising in contract, tort or otherwise.
     6.6 Characterization of Indemnification Payments. All amounts paid by Parent or Purchaser to the other under this Article 6 shall be treated for all Tax purposes as adjustments to the Purchase Price.
     6.7 Computation of Losses Subject to Indemnification. The amount of any Loss for which indemnification is provided under this Article 6 or otherwise in this Agreement shall be computed net of any insurance proceeds when actually received by the Indemnified Party from the Indemnifying Party’s insurance carrier(s); provided that such indemnification amounts shall be paid when due pursuant to the terms hereof and the Indemnified Party, upon receipt of such proceeds, shall transfer to the Indemnifying Party the entire amount of such proceeds up to the amount of the indemnification payment.
     6.8 Limitations on Liability. Notwithstanding any provision herein, neither Parent and/or any of the Asset Selling Corporations, on the one hand, nor Purchaser, on the other hand, shall in any event be liable to the other party or such party’s Affiliates, officers, directors, employees, stockholders, agents or representatives on account of any indemnification obligation set forth in this Article 6 for any indirect, consequential, special or punitive damages (including, without limitation, lost profits, loss of use, diminution in value, damage to goodwill or loss of business). Notwithstanding anything to the contrary contained herein, any amount included in the determination of Final Working Capital and any other matter resolved pursuant to Section 2.3, shall not be further subject to an indemnification claim.
     6.9 Waiver of Conditions; Indemnity. The parties acknowledge and agree that, notwithstanding anything to the contrary contained in this Agreement, if Purchaser has actual knowledge of any untruth, inaccuracy or breach of any representation or warranty by Parent contained in this Agreement, Purchaser shall be deemed to have waived such untruth, inaccuracy or breach and Purchaser and any and all of the Purchaser Indemnified Parties shall not be entitled to be indemnified by Parent under Section 6.3 above with respect to such untruth, inaccuracy or breach.
ARTICLE 7
MISCELLANEOUS
     7.1 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by confirmation of transmission thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:
To Parent:
American Medical Systems, Inc.
10700 Bren Road West
Minnetonka, MN 55343

with separate copies thereof addressed to:

Attention: Chief Executive Officer
Facsimile: (952) 930-5737
and
Attention: Senior Vice President — Law Department
Facsimile: (952) 930-6496
With a copy to:
Fredrikson & Byron, P.A.
200 South Sixth Street
Minneapolis, MN 55402-1425 Attn:
James H. Snelson Facsimile: (612)
492-7077 j snelson@fredlaw.com
To Purchaser:
CooperSurgical, Inc.
75 Corporate Drive
Trumbull, CT 06611
with separate copies thereof addressed to:
Attn.: Nicholas J. Pichotta, Chief Executive Officer
Facsimile: (203) 601-1008
nicholas.pichotta@coopersurgical.com
and
The Cooper Companies, Inc.
6140 Stoneridge Mall Road
Suite 590
Pleasanton, CA 94588
  Attn.: Daniel McBride, Esq., Vice President and General Counsel
Facsimile: (925) 460-3673
dmcbride@cooperco.com

With a copy to:
Carter, Ledyard & Milburn LLP 2
Wall Street
New York, New York 10005 Attn:
David I. Karabell Facsimile:
(212) 732-3232 email:
karabell@clm.com
     A notice shall be deemed given on the day when actually delivered as provided above if delivered during business hours on a Business Day or, if not delivered during business hours on a Business Day, the first Business Day thereafter (if delivered personally, by courier or by facsimile) or on the day shown on the return receipt (if delivered by mail).
     7.2 Specific Performance. In the event of any breach by an Asset Selling Corporation of Section 5.5, or any breach by either party of Section 7.8, the breaching party, on behalf of itself and its Affiliates, hereby agrees that the non-breaching party may be irreparably harmed and unable to be made whole by monetary damages and that the non-breaching party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek specific performance of such provisions, without the necessity of posting a bond or providing other security.
     7.3 Amendment: Waiver. Except as described in Section 6.9, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Parent, or in the case of a waiver, by the party against whom the waiver is to be effective. Except as described in Section 6.9, no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     7.4 Assignment. Except as expressly set forth herein, no party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto; provided that, Purchaser may assign its (a) rights and obligations under this Agreement to any of its Affiliates or to any Person acquiring that business of the Purchaser which operates the Business and (b) rights under this Agreement to an institutional lender that maintains a security interest in all or substantially all the assets of the Purchaser and its Affiliates.
     7.5 Entire Agreement. This Agreement (including all Schedules and Exhibits hereto) contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which will remain in full force and effect with respect to any confidential information not included within the Conveyed Assets for the term provided for therein, and any written agreement of the parties that expressly provides that it is not superseded by this Agreement.

     7.6 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.
     7.7 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except with respect to the Asset Selling Corporations, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Parent, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.
     7.8 Public Disclosure; Confidentiality.
          (a) Notwithstanding anything herein to the contrary, each of the parties to this Agreement hereby agrees with the other party hereto that no press release or similar public announcement or communication shall be made or caused to be made concerning the execution or performance of this Agreement unless the parties shall have agreed in advance as to the contents thereof, except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange or Governmental Authority to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.
          (b) For purposes of this Section 7.8, “Confidential Information” means confidential information in the possession or control of an Asset Selling Corporation that relates to the Conveyed Assets, including technical, manufacturing or marketing information, ideas, methods, developments, inventions, improvements, business plans, trade secrets, scientific or statistical data, diagrams, drawings, specifications or other proprietary information relating thereto, together with all notes, analyses, compilations, forecasts, studies or other documents, records or data prepared by an Asset Selling Corporation or its directors, officers, employees, Affiliates, representatives (including attorneys, accountants, consultants, bankers and financial and other advisors) or agents (collectively, “Representatives”) which contain or otherwise reflect or are generated from such information. The term “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by an Asset Selling Corporation or its Representatives, or (ii) is or becomes available to an Asset Selling Corporation after the date hereof on a non-confidential basis from a source that is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Purchaser or any other person with respect to such information.
          (c) Each Asset Selling Corporation shall treat all Confidential Information as confidential, preserve the confidentiality thereof and not disclose any Confidential Information, except in connection with the transactions contemplated hereby, or in connection with the exercise of rights or the satisfaction of obligations hereunder or thereunder. Each Asset Selling Corporation shall use all reasonable efforts to cause its Representatives to treat all Confidential Information as confidential, preserve the confidentiality thereof and not disclose any Confidential Information, as provided herein. Each Asset Selling Corporation shall be responsible for any breach of this Agreement by any of its Representatives. If, however, an Asset Selling Corporation is made aware that Confidential Information has been disclosed as prohibited herein by it or its Representatives, Parent shall immediately notify Purchaser in writing and take all reasonable steps required to prevent further disclosure. Notwithstanding anything herein to the contrary, each party to this Agreement and its Representatives may disclose to any and all Persons, without limitation of any kind, the Agreement and the transactions contemplated hereby for tax reporting, legal advice and other similar purposes.
          (d) If an Asset Selling Corporation or any of its Representatives is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) or is required by operation of law to disclose any Confidential Information, Parent shall provide Purchaser with prompt written notice of such request or requirement, which notice shall, if practicable, be at least two Business Days prior to making such disclosure, so that Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of such a waiver, an Asset Selling Corporation or any of its Representatives are nonetheless, in the opinion of counsel, legally compelled to disclose Confidential Information, then such Asset Selling Corporation may disclose that portion of the Confidential Information which such counsel advises is legally required to be disclosed, provided such Asset Selling Corporation uses its reasonable efforts to preserve the confidentiality of the Confidential Information, whereupon such disclosure shall not constitute a breach of this Agreement
     7.9 Return of Information. If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, Purchaser shall promptly return to Parent all books and records furnished by Parent, any other Asset Selling Corporation, any of their respective Affiliates or any of their respective agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.
     7.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses. Notwithstanding the foregoing, all Taxes (including, without limitation, any value added Taxes but excluding any Income Taxes) and fees relating to the transfer of the Conveyed Assets shall be paid by the person liable therefor but the liability for such Taxes as between Parent and Purchaser shall be borne by Purchaser.
     7.11 Schedules. The disclosure of any matter in any Schedule to this Agreement, as may be amended or supplemented prior to the Closing, shall be deemed to be a disclosure for all purposes of this Agreement to which such matter could reasonably be expected to be pertinent, but shall expressly not be deemed to constitute an admission by any Asset Selling Corporation or Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement.
     7.12 Governing Law. This Agreement shall be governed by the laws of the State of New York, its rules of conflict of laws notwithstanding.

     7.13 Service of Process. Each of the parties irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 7.13 shall affect the right of any party to serve legal process in any other manner permitted by Law.
     7.14 Waiver of Jury Trial. Each party hereby waives its rights to a jury trial of any claim or cause of action based upon or arising out of or related to this Agreement or the subject matter hereof. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of the transactions contemplated hereby, including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. This Section 7.14 has been fully discussed by each of the parties and these provisions shall not be subject to any exceptions. Each party hereby further warrants and represents that such party has reviewed this waiver with its legal counsel and that such party knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, supplements or modifications to (or assignments of) this Agreement. In the event of litigation, this Agreement maybe filed as a written consent to a trial (without a jury) by the court.
     7.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. A facsimile or PDF signature of this Agreement shall be valid and have the same force and effect as a manually signed original.
     7.16 Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.
     7.17 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
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     IN WITNESS WHEREOF, the parties have executed or caused this Asset Purchase Agreement to be executed as of the date first written above.

PARENT:		PURCHASER:

American Medical Systems, Inc.,		CooperSurgical, Inc.,
a Delaware corporation		a Delaware corporation

By:	/s/ Anthony P. Bihl, III	By:	/s/ Nicholas J. Pichotta

Name: Anthony P. Bihl, III		Name: Nicholas J. Pichotta
Title: President and CEO		Title: CEO CooperSurgical, Inc.